UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: May 5, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of March 31, 2026, and for the three months ended March 31, 2026

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Condensed consolidated statement of financial position
Condensed consolidated statement of profit or loss
Condensed consolidated statement of comprehensive income
Condensed consolidated statement of changes in equity
Condensed consolidated statement of cash flows
Notes to the condensed consolidated interim financial statements (Unaudited)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statements of financial position
March 31, 2026 and December 31, 2025
(In thousands of US dollars)

		March 31, 2026	December 31, 2025
	Notes	(Unaudited)	(Audit)
Assets

Cash and due from banks	3,4,5	2,016,428	1,923,731

Investment securities	3,4,6	1,690,352	1,428,990

Loans	3,4,7	9,683,093	9,141,668

Customers' liabilities under acceptances	3,4	230,591	161,597
Trading derivative - assets	3,4,10	2,431	1,569
Hedging derivative financial instruments - assets	3,4,10	57,644	69,837
Equipment, right-of-use assets and leasehold improvements, net		20,462	19,673
Intangibles assets		10,596	10,744
Other assets	11	27,544	28,584
Total assets		13,739,141	12,786,393

Liabilities and Equity
Liabilities:
Customer deposits	3,4,12	7,347,763	6,640,290
Securities sold under repurchase agreements	3,4,13	245,880	130,509
Borrowings and debt	3,4,14	4,090,790	4,030,389
Lease liabilities	3,15	18,068	18,429
Acceptances outstanding	3,4	230,591	161,597
Trading derivative - liabilities	3,4,10	1,033	433
Hedging derivative financial instruments - liabilities	3,4,10	48,015	62,506
Provision for losses on loan commitments and financial guarantee contracts	3,4	12,836	12,130
Other liabilities	16	36,150	51,363
Total liabilities		12,031,126	11,107,646

Equity:
Common stock		279,980	279,980
Treasury stock		(92,016)	(97,597)
Other equity instruments		197,976	197,976
Additional paid-in capital in excess of value assigned to common stock		121,995	125,151
Capital reserves	23	95,210	95,210
Regulatory reserves	23	163,946	159,093
Retained earnings		934,624	916,429
Other comprehensive income		6,300	2,505
Total equity		1,708,015	1,678,747
Total liabilities and equity		13,739,141	12,786,393
The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of profit or loss
For the three months ended March 31, 2026 and 2025
(In thousands of US dollars, except earnings per share data)

		(Unaudited)
	Notes	2026	2025
Interest income:
Deposits		13,192	16,848
Investment securities		18,396	14,310
Loans		154,360	158,262
Total interest income	20	185,948	189,420
Interest expense:
Deposits		(68,639)	(67,878)
Securities sold under repurchase agreements	13	(1,640)	(2,401)
Borrowings and debt	14	(45,291)	(53,703)
Lease liabilities	15	(172)	(182)
Total interest expense	20	(115,742)	(124,164)

Net interest income		70,206	65,256

Other income (expense):
Fees and commissions, net	19	13,130	10,583
(Loss) gain on financial instruments, net	9	(330)	1,984
Other income, net		94	126
Total other income, net	20	12,894	12,693

Total revenues		83,100	77,949

Impairment losses on financial instruments	3,20	(4,734)	(5,216)

Operating expenses:
Salaries and other employee expenses		(13,349)	(13,938)
Depreciation and amortization of equipment, right-of-use and leasehold improvements		(900)	(693)
Amortization of intangible assets		(701)	(326)
Other expenses		(7,061)	(6,044)
Total operating expenses	20	(22,011)	(21,001)
Profit for the period		56,355	51,732

Per share data:
Basic earnings per share (in US dollars)	18	1.31	1.40
Weighted average basic shares (in thousands of shares)	18	37,387	36,941

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of comprehensive income
For the three months ended March 31, 2026 and 2025
(In thousands of US dollars)

	(Unaudited)
	2026	2025
Profit for the period	56,355	51,732

Other comprehensive income:
Items that are or may be reclassified subsequently to the condensed consolidated statement of profit or loss:
Change in fair value on financial instruments, net of hedging	3,684	3,132
Reclassification of gains (losses) on financial instruments to the condensed consolidated statement of profit or loss	111	(46)

Other comprehensive income	3,795	3,086

Total comprehensive income for the period	60,150	54,818

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of changes in equity
For the three months ended March 31, 2026 and 2025
(In thousands of US dollars)

		(Unaudited)
	Note	Common stock	Treasury stock	Other equity instruments	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2025		279,980	(105,601)		124,970	95,210	149,666	792,005	979	1,337,209
Profit for the period		—	—	—	—	—	—	51,732	—	51,732
Other comprehensive income		—	—	—	—	—	—	—	3,086	3,086
Issuance of restricted stock (RSA)		—	3,392	—	(3,392)	—	—	—	—	—
Compensation cost - stock units plans		—	—	—	1,866	—	—	—	—	1,866
Stock units vested (RSU)		—	3,231	—	(3,231)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	(27)	27	—	—
Dividends declared		—	—	—	—	—	—	(23,222)	—	(23,222)
Balances at March 31, 2025		279,980	(98,978)	—	120,213	95,210	149,639	820,542	4,065	1,370,671

Balances at January 1, 2026		279,980	(97,597)	197,976	125,151	95,210	159,093	916,429	2,505	1,678,747
Profit for the period		—	—	—	—	—	—	56,355	—	56,355
Other comprehensive income		—	—	—	—	—	—	—	3,795	3,795
Issuance of restricted stock (RSA)		—	2,774	—	(2,774)	—	—	—	—	—
Compensation cost - stock units plans		—	—	—	2,425	—	—	—	—	2,425
Stock units vested (RSU)		—	2,807	—	(2,807)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	(80)	80	—	—
Dynamic provision		—	—	—	—	—	4,933	(4,933)	—	—
Dividends and coupons declared	17	—	—	—	—	—	—	(33,307)	—	(33,307)
Balances at March 31, 2026		279,980	(92,016)	197,976	121,995	95,210	163,946	934,624	6,300	1,708,015

The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of cash flows
For the three months ended March 31, 2026 and 2025
(In thousands of US dollars)

		(Unaudited)
	Notes	2026	2025
Cash flows from operating activities
Profit for the period		56,355	51,732
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Depreciation and amortization of equipment, right-of-use and leasehold improvements		900	693
Amortization of intangible assets		701	326
Impairment losses on financial instruments	3	4,734	5,216
Realized loss on financial instruments	9	—	365
Compensation cost - share-based payment		2,425	1,866
Net changes in hedging position and foreign currency		11,166	6,090
Loss on disposal of fixed assets and intangible assets		1	—
Interest income	20	(185,948)	(189,420)
Interest expense	20	115,742	124,164
Changes in operating assets and liabilities:
Restricted and pledged deposits		4,447	20,960
Loans		(524,218)	(319,050)
Other assets		(1,148)	(663)
Due to depositors		702,588	446,588
Other liabilities		(15,539)	(4,678)
Cash flows provided by operating activities		172,206	144,189
Interest received		159,669	180,596
Interest paid		(117,627)	(128,217)
Net cash provided by operating activities		214,248	196,568

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets		(50)	(223)
Acquisition of intangible assets		—	(88)
Proceeds from the sale of securities		9,911	40,773
Proceeds from the redemption of securities		110,702	114,797
Purchases of securities		(378,355)	(226,696)
Net cash used in investing activities		(257,792)	(71,437)

Cash flows from financing activities:
Increase in securities sold under repurchase agreements		114,373	245,373
Net increase (decrease) in short-term borrowings and debt	14	132,499	(423,544)
Proceeds from long-term borrowings and debt	14	71,686	64,394
Payments of long-term borrowings and debt	14	(144,871)	(34,076)
Payments of lease liabilities	15	(357)	(244)
Dividends paid		(32,980)	(22,885)
Net cash provided by (used in) financing activities		140,350	(170,982)

Net increase (decrease) in cash and cash equivalents		96,806	(45,851)
Cash and cash equivalents at beginning of the period		1,842,209	1,819,931
Cash and cash equivalents at end of the period	5	1,939,015	1,774,080
The accompanying notes are an integral part of these condensed consolidated interim financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was the result of a proposal brought before the Assembly of Governors of Central Banks in the Region in May of 1975, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100.00% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

2. Basis of preparation and changes to the Bank’s accounting policies
2.1 Basis of preparation
These interim condensed consolidated financial statements for the nine-month period ended March 31, 2026 have been prepared in accordance with International Accounting Standards IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accouting Standards") and should be read in conjunction with the Bank’s annual consolidated financial statements as at and for the year ended December 31, 2025.

These interim financial statements were authorized for issue by the Bank’s board of directors on April 21, 2026.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2. Basis of preparation and changes to the Bank’s accounting policies (continued)
2.2. Accounting Standards Issued but Not Yet in Effect
IFRS 18 – Presentation and Disclosure in Financial Statements will replace IAS 1: Presentation of Financial Statements and will be applicable for annual periods beginning on or after January 1, 2027. The Bank has not adopted this standard early in the preparation of these interim financial statements.
IFRS 18 introduces changes to the structure of the income statement, greater disaggregation of financial information, and new disclosures related to performance measures defined by management. The Bank is in the process of evaluating the impact of its adoption, which may vary as the implementation of changes to accounting processes, controls, and policies is finalized.
In general terms, the following impacts are expected:
•Structure of the income statement: Income and expenses will be classified into categories such as operating, investing, and financing activities, among others. Since the Bank qualifies as an entity whose primary activity is providing financing, interest income and expenses will be presented within the operating category, eliminating their current presentation as a separate subtotal. New defined subtotals will also be introduced, such as operating profit and profit before financing and taxes.
•Classification of income and expenses: Certain items, including exchange differences, hedging instruments, and other income, will be reclassified according to the nature of the items that generate them. Additionally, the share of the results of investments accounted for using the equity method will be presented within the investment category.
•Performance measures defined by management: The Bank is in the process of developing the framework for identifying and disclosing these measures, which will be based on public communications and aligned with the financial statement reporting period.
•Aggregation and disaggregation: Greater disaggregation of items in the financial statements and notes is expected, including a review of items currently presented as “other.”
•Cash flows: Operating profit will be used as the starting point for presenting operating cash flows under the indirect method. The classification of cash flows related to interest and dividends will also be adjusted in accordance with IFRS 18 requirements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A.Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Deposits

	March 31, 2026
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.28	2,015,979	—	—	2,015,979
Grades 5 - 6	0.29-3.60	530	—	—	530
Grades 7 - 8	3.61-36.40	44	—	—	44
		2,016,553	—	—	2,016,553
Allowance for credit losses		(125)	—	—	(125)
Total		2,016,428	—	—	2,016,428

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 -0.38	1,923,151	—	—	1,923,151
Grades 5 - 6	0.39 - 3.81	660	—	—	660
Grades 7 - 8	3.82 - 34.52	75	—	—	75
		1,923,886	—	—	1,923,886
Allowance for credit losses		(155)	—	—	(155)
Total		1,923,731	—	—	1,923,731

Loans, at amortized cost (1)

	March 31, 2026
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.28	5,561,291	—	—	5,561,291
Grades 5 - 6	0.29-3.60	3,649,887	121,303	—	3,771,190
Grades 7 - 8	3.61-36.40	32,664	142,131	—	174,795
Grades 9 - 10	36.41-100	—	—	40,186	40,186
		9,243,842	263,434	40,186	9,547,462
Allowance for credit losses		(24,544)	(43,405)	(29,175)	(97,124)
Total		9,219,298	220,029	11,011	9,450,338

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 - 0.38	5,399,585	—	—	5,399,585
Grades 5 - 6	0.39 - 3.81	3,412,140	78,892	—	3,491,032
Grades 7 - 8	3.82-34.52	125,507	102,127	—	227,634
Grades 9 - 10	34.53-100	—	—	39,985	39,985
		8,937,232	181,019	39,985	9,158,236
Allowance for credit losses		(31,660)	(33,169)	(28,979)	(93,808)
Total		8,905,572	147,850	11,006	9,064,428

Loans at FVOCI (1)

	March 31, 2026
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.28	152,578	—	—	152,578
Grades 5 - 6	0.29-3.60	80,177	—	—	80,177
		232,755	—	—	232,755
Allowance for credit losses		(909)	—	—	(909)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	15,627	—	—	15,627
Grades 5 - 6	0.39-3.81	61,613	—	—	61,613
		77,240	—	—	77,240
Allowance for credit losses		(468)	—	—	(468)

(1) Loans at amortized cost and FVOCI includes interest and commission receivable.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	March 31, 2026
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.28	825,366	—	825,366
Grades 5 - 6	0.29-3.60	899,259	35	899,294
Grades 7 - 8	3.61-36.40	143,823	17,692	161,515
		1,868,448	17,727	1,886,175
Customers' liabilities under acceptances
Grades 1 - 4	0.05-028	61,555	—	61,555
Grades 5 - 6	0.29-3.60	168,965	—	168,965
Grades 7 - 8	3.61-36.40	71	—	71
		230,591	—	230,591
		2,099,039	17,727	2,116,766
Provision		(11,221)	(1,615)	(12,836)
Total		2,087,818	16,112	2,103,930

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.38	876,482	—	876,482
Grades 5 - 6	0.39-3.81	676,044	365	676,409
Grades 7 - 8	3.82-34.52	287,766	—	287,766
		1,840,292	365	1,840,657
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.38	64,761	—	64,761
Grades 5 - 6	0.39-3.81	31,284	—	31,284
Grades 7 - 8	3.82-34.52	65,552	—	65,552
		161,597	—	161,597
		2,001,889	365	2,002,254
Provision		(12,128)	(2)	(12,130)
Total		1,989,761	363	1,990,124

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost(1)

	March 31, 2026
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.28	1,393,633	—	1,393,633
Grades 5 - 6	0.29-3.60	—	10,781	10,781
		1,393,633	10,781	1,404,414
Allowance for credit losses		(460)	(52)	(512)
Total		1,393,173	10,729	1,403,902

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	1,294,293	—	1,294,293
Grades 5 - 6	0.39-3.81	55,550	10,654	66,204
		1,349,843	10,654	1,360,497
Allowance for credit losses		(918)	(65)	(983)
Total		1,348,925	10,589	1,359,514
Securities at FVOCI(1)

	March 31, 2026
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.28	166,203	—	166,203
Grades 5 - 6	0.29-3.60	120,247	—	120,247
		286,450	—	286,450
Allowance for credit losses - FVOCI		(788)	—	(788)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	69,476	—	69,476
Allowance for credit losses - FVOCI		(16)	—	(16)

(1) Securities at amortized cost includes interest receivable.

The allowance for credit losses for loans and investment securities at FVOCI do not affect the carrying value of the assets. These allowances are included in equity in the condensed condensed consolidated statement of financial position in the line Other comprehensive income.

The following table presents information of the current and past due balances of loans:

	March 31, 2026	December 31, 2025
Current	9,740,031	9,195,491
Past due (1)	40,186	39,985
Total	9,780,217	9,235,476

(1) Past due loans are classified in Stage 3.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	March 31, 2026
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	4,236,342	16,864	(4,590)
Cross-currency swaps	1,384,991	43,160	(44,458)
Foreign exchange forwards	36,779	51	—
Total	5,658,112	60,075	(49,048)

	December 31, 2025
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,754,481	27,644	(5,868)
Cross-currency swaps	1,317,295	43,762	(57,027)
Foreign exchange forwards	7,039	—	(44)
Total	3,078,815	71,406	(62,939)

ii.Allowance for credit losses

The following tables show reconciliations from the opening to the closing balance of the Allowance for credit losses by class of financial instrument.

Bank deposits

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	155	—	—	155
Net effect of changes in allowance for expected credit losses	45	—	—	45
Financial instruments that have been derecognized during the period	(113)	—	—	(113)
New financial assets originated or purchased	38	—	—	38
Impairment losses on financial instruments	(30)	—	—	(30)
Allowance for expected credit losses as of March 31, 2026	125	—	—	125

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2	Stage 3		Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—	—
Net effect of changes in allowance for expected credit losses	155	—	—		155
Impairment losses on financial instruments	155	—	—		155
Allowance for expected credit losses as of December 31, 2025	155	—	—		155
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	31,660	33,169	28,979	93,808
Transfer to lifetime expected credit losses	(348)	348	—	—
Net effect of changes in allowance for expected credit losses	(7,161)	9,455	196	2,490
Financial instruments that have been derecognized during the period	(6,984)	(129)	—	(7,113)
New financial assets originated or purchased	7,377	562	—	7,939
Impairment losses on financial instruments	(7,116)	10,236	196	3,316
Allowance for expected credit losses as of March 31, 2026	24,544	43,405	29,175	97,124

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Transfer to lifetime expected credit losses	(176)	(10,151)	10,327	—
Net effect of changes in allowance for expected credit losses	(2,762)	14,536	5,548	17,322
Financial instruments that have been derecognized during the year	(35,330)	(6,640)	—	(41,970)
New financial assets originated or purchased	24,293	15,384	—	39,677
Impairment losses on financial instruments	(13,975)	13,129	15,875	15,029
Recoveries	—	—	621	621
Allowance for expected credit losses as of December 31, 2025	31,660	33,169	28,979	93,808

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)
Loans at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	468	—	—	468
Net effect of changes in allowance for expected credit losses	(80)	—	—	(80)
New financial assets originated or purchased	521	—	—	521
Impairment losses on financial instruments	441	—	—	441
Allowance for expected credit losses as of March 31, 2026	909	—	—	909

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
New financial assets originated or purchased	468	—	—	468
Impairment losses on financial instruments	468	—	—	468
Allowance for expected credit losses as of December 31, 2025	468	—	—	468

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	12,128	2	—	12,130
Transfer to lifetime expected credit losses	(16)	16	—	—
Net effect of changes in reserve for expected credit losses	(1,707)	521	—	(1,186)
Financial instruments that have been derecognized during the period	(1,486)	—	—	(1,486)
New instruments originated or purchased	2,302	1,076	—	3,378
Impairment losses on financial instruments	(907)	1,613	—	706
Allowance for expected credit losses as of March 31, 2026	11,221	1,615	—	12,836

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Net effect of changes in reserve for expected credit losses	(284)	(5)	—	(289)
Financial instruments that have been derecognized during the year	(3,369)	(553)	—	(3,922)
New instruments originated or purchased	10,966	—	—	10,966
Impairment losses on financial instruments	7,313	(558)	—	6,755
Allowance for expected credit losses as of December 31, 2025	12,128	2	—	12,130

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	918	65	—	983
Net effect of changes in allowance for expected credit losses	(113)	(13)	—	(126)
Financial instruments that have been derecognized during the period	(405)	—	—	(405)
New financial assets originated or purchased	60	—	—	60
Impairment losses on financial instruments	(458)	(13)	—	(471)
Allowance for expected credit losses as of March 31, 2026	460	52	—	512

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Transfer to lifetime expected credit losses	(19)	19	—	—
Net effect of changes in allowance for expected credit losses	(2)	(85)	—	(87)
Financial instruments that have been derecognized during the year	(387)	—	—	(387)
New financial assets originated or purchased	193	—	—	193
Impairment losses on financial instruments	(215)	(66)	—	(281)
Write-offs	—	(47)	—	(47)
Allowance for expected credit losses as of December 31, 2025	918	65	—	983

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2025	16	—	—	16
Financial instruments that have been derecognized during the year	(5)	—	—	(5)
New financial assets originated or purchased	777	—	—	777
Impairment losses on financial instruments	772	—	—	772
Allowance for expected credit losses as of March 31, 2026	788	—	—	788

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
Financial instruments that have been derecognized during the year	(14)	—	—	(14)
New financial assets originated or purchased	7	—	—	7
Impairment losses on financial instruments	(7)	—	—	(7)
Allowance for expected credit losses as of December 31, 2025	16	—	—	16

The following table provides a summary of impairment losses on financial instruments presented in the condensed consolidated statement of profit or loss:

	March 31,
	2026	2025
Cash and due from banks	(30)	215
Loans at amortized cost	3,316	(884)
Loans at FVOCI	441	—
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances	706	5,959
Securities at amortized cost	(471)	(160)
Securities at FVOCI	772	86
Total	4,734	5,216

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

Loans at amortized cost:	March 31, 2026	December 31, 2025
Credit-impaired loans at beginning of period	28,979	12,483
Classified as credit-impaired during the period	—	10,327
Change in allowance for expected credit losses	—	4,720
Interest income	196	828
Recoveries	—	621
Credit-impaired loans at end of period	29,175	28,979

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans at amortized cost, loan commitments, financial guarantees and securities at amortized is as follows.

Concentration by sector and industry

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Gross amount	9,547,462	9,158,236	230,591	161,597	1,404,414	1,360,497
Amount committed/guaranteed	—	—	1,886,175	1,840,657	—	—

Concentration by sector
Corporations:
Private	5,664,075	5,158,895	1,342,705	1,357,884	806,119	723,976
State-owned	1,273,388	1,194,949	272,138	254,122	43,684	45,516
Financial institutions:
Private	2,333,289	2,427,179	127,560	126,824	342,833	335,039
State-owned	157,898	257,479	374,363	263,424	76,692	65,038
Sovereign	118,812	119,734	—	—	135,086	190,928
Total	9,547,462	9,158,236	2,116,766	2,002,254	1,404,414	1,360,497

Concentration by industry
Financial institutions	2,491,187	2,684,658	501,923	390,248	419,525	400,077
Manufacturing	3,080,117	2,864,918	412,111	418,860	453,432	403,603
Oil and petroleum derived products	1,349,829	1,264,187	755,567	737,990	103,395	98,876
Agricultural	469,590	330,621	27,868	28,950	—	—
Services	712,720	686,726	248,323	251,670	151,555	152,037
Mining	406,687	387,599	78,317	60,914	32,349	20,014
Sovereign	118,812	119,734	—	—	135,086	190,928
Other	918,520	819,793	92,657	113,622	109,072	94,962
Total	9,547,462	9,158,236	2,116,766	2,002,254	1,404,414	1,360,497

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by sector and industry at FVOCI

	Loans at FVOCI			Securities FVOCI
	March 31, 2026	December 31, 2025		March 31, 2026	December 31, 2025
Gross amount	232,755	77,240		286,450	69,476

Concentration by sector
Corporations:
Private	70,937	52,691	33,339	33,339	—
State-owned	127,449	—		8,670	—
Financial institutions:
Private	29,150	19,424		2,048	—
State-owned	5,219	5,125		57,027	69,476
Sovereign	—	—		185,366	—
Total	232,755	77,240		286,450	69,476

Concentration by industry
Financial institutions	34,369	24,549		59,075	69,476
Manufacturing	102,602	—		42,009	—
Oil and petroleum derived products	44,776	—		—	—
Agricultural	15,283	15,627		—	—
Services	—	—		—	—
Mining	35,725	37,064		—	—
Sovereign	—	—		185,366	—
Total	232,755	77,240		286,450	69,476

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by country risk financial instruments at amortized cost

	Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Gross amount	9,547,462	9,158,236	230,591	161,597	1,404,414	1,360,497
Amount committed/guaranteed	—	—	1,886,175	1,840,657	—	—

Concentration by country
Argentina	213,479	198,905	203,691	169,695	—	—
Australia	—	—	—	—	22,379	9,936
Belgium	—	—	—	—	15,408	15,696
Brazil	1,288,726	1,130,060	135,559	135,428	—	7,009
Canada	—	—	41,387	26,591	55,068	47,743
Chile	512,536	501,107	77,817	67,887	29,951	29,986
China	14,933	14,917	—	—	—	—
Colombia	1,152,622	1,080,071	84,837	84,837	—	14,898
Costa Rica	415,963	461,965	54,804	61,212	—	8,141
Dominican Republic	843,702	919,673	110,289	135,214	—	—
Ecuador	207,177	183,502	367,613	206,845	—	—
El Salvador	141,852	100,756	6,342	29,084	—	—
Finland	—	—	—	—	19,842	13,365
France	66,680	68,555	27,110	72,443	15,070	15,011
Germany	—	—	15,000	15,000	30,229	29,998
Guatemala	1,602,841	1,537,176	118,763	117,786	—	—
Honduras	126,490	108,137	22,855	22,862	—	—
Ireland	—	—	—	—	14,601	14,408
Italy	22,092	23,375	4,074	1,442	—	—
Jamaica	100,767	57,969	433	—	—	—
Japan	—	—	—	—	60,331	60,402
Korea	—	—	—	—	34,996	34,704
Kuwait	—	—	—	—	20,360	20,159
Mexico	1,115,711	1,116,825	233,278	205,726	—	1,269
Netherlands	—	—	3,100	4,500	10,030	9,933
Norway	—	—	—	—	24,045	24,577
Panama	586,910	571,207	36,653	35,989	35,312	75,494
Paraguay	168,667	210,047	250	250	—	—
Peru	220,373	173,441	191,407	212,219	2,229	9,971
Puerto Rico	4,089	6,632	15,000	15,000	—	—
Qatar	—	—	—	—	30,002	30,103
Arabia Saudi	—	—	—	—	49,080	49,919
Singapore	159,184	131,154	6,723	5,507	—	—
Trinidad and Tobago	154,174	171,001	40,500	43,000	—	—
Sweden	—	—	—	—	15,123	14,932
Suriname	6,265	3,627	143,823	146,401	—	—
United States of America	197,933	219,563	35,232	39,198	805,880	740,864
United Kingdom	89,931	103,665	135,746	141,696	50,085	50,315
United Arab Emirates	—	—	—	—	10,061	3,521
Uruguay	134,365	64,906	4,480	6,442	—	—
Multilateral	—	—	—	—	54,332	28,143
Total	9,547,462	9,158,236	2,116,766	2,002,254	1,404,414	1,360,497

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at FVOCI

	Loans at FVOCI		Securities at FVOCI
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Gross amount	232,755	77,240	286,450	69,476

Concentration by country
Argentina	19,929	—	—	—
Brazil	—	—	6,941	—
Colombia	127,448	—	62,874	—
Costa Rica	—	—	8,670	—
El Salvador	24,522	24,549	—	—
Guatemala	25,131	15,627	2,048	—
Panama	—	—	45,625	—
Dominican Republic	35,725	37,064	59,011	—
Trinidad and Tobago	—	—	51,195	—
Multilateral	—	—	50,086	69,476
Total	232,755	77,240	286,450	69,476

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets

	March 31, 2026
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	57,644	—	57,644	—	(38,870)	18,774
Total	57,644	—	57,644	—	(38,870)	18,774

	December 31, 2025
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	69,837	—	69,837	—	(49,266)	20,571
Total	69,837	—	69,837	—	(49,266)	20,571

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities sold under repurchase agreements and derivative financial instruments – liabilities

	March 31, 2026
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(245,880)	—	(245,880)	271,002	1,434	26,556

Derivative financial instruments used for hedging at FVTPL	(48,015)	—	(48,015)	—	46,907	(1,108)
Total	(293,895)	—	(293,895)	271,002	48,341	25,448

	December 31, 2025
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(130,509)	—	(130,509)	147,480	—	16,971

Derivative financial instruments used for hedging at FVTPL	(62,506)	—	(62,506)	—	51,353	(11,153)
Total	(193,015)	—	(193,015)	147,480	51,353	5,818

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade.

The following table details the Bank's liquidity ratios:

	March 31, 2026	December 31, 2025
At the end of the period	143.78%	159.26%
Period/year average	115.48%	129.49%
Maximum of the period	143.78%	212.53%
Minimun of the period	103.73%	103.63%
The following table includes the Bank’s liquid assets by country risk:

	March 31, 2026				December 31, 2025
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United State of America	1,654	—	1,654	—	1,784	—	1,784
Other O.E.C.D countries	228	—	228		3	—	3
Latin America	7	—	7		5	—	5
Multilateral	50	49	99		50	69	119
Total	1,939	49	1,988		1,842	69	1,911
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	March 31, 2026	December 31, 2025
(in millions of USD dollars)
Demand and "overnight" deposits	1,691	879
Demand and "overnight" deposits to total deposits	23.14%	13.31%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	March 31, 2026	December 31, 2025
(in millions of USD dollars)
Total liquid assets	1,988	1,911
Total assets to total liabilities	27.21%	28.94%
Total liquid assets in the Federal Reserve of the United States of America	80.35%	90.74%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

(in millions of USD dollars)	March 31, 2026	December 31, 2025
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,464	5,247
Average term (days)	183	180
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

(in millions of USD dollars)	March 31, 2026	December 31, 2025
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	5,906	5,349
Average term (days)	1,428	1,409

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	March 31, 2026
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	2,011,917	5,104	—	—	—	2,017,021	2,016,428
Securities	166,575	69,070	317,373	1,262,088	34,738	1,849,844	1,690,352
Loans	3,143,045	1,784,973	1,557,077	3,810,532	408,037	10,703,664	9,683,093
Customers' liabilities under acceptances	193,023	35,911	1,657	—	—	230,591	230,591
Trading derivative financial instruments - assets	—	—	—	—	2,431	2,431	2,431
Hedging derivative financial instruments - assets	549	2,755	1,059	49,450	3,831	57,644	57,644
Total	5,515,109	1,897,813	1,877,166	5,122,070	449,037	14,861,195	13,680,539

Liabilities
Customer deposits	(5,905,682)	(621,884)	(770,688)	(66,523)	—	(7,364,777)	(7,347,763)
Securities sold under repurchase agreements	(195,484)	(35,932)	(17,061)	—	—	(248,477)	(245,880)
Borrowings and debt	(1,145,491)	(754,856)	(304,779)	(2,166,104)	(49,621)	(4,420,851)	(4,090,790)
Lease liabilities	(360)	(367)	(747)	(6,102)	(10,492)	(18,068)	(18,068)
Acceptances outstanding	(193,023)	(35,911)	(1,657)	—	—	(230,591)	(230,591)
Trading derivative financial instruments - liabilities	—	—	—	—	(1,033)	(1,033)	(1,033)
Hedging derivative financial instruments - liabilities	(2,508)	(12,955)	(8,676)	(23,834)	(42)	(48,015)	(48,015)
Total	(7,442,548)	(1,461,905)	(1,103,608)	(2,262,563)	(61,188)	(12,331,812)	(11,982,140)

Subtotal net position	(1,927,439)	435,908	773,558	2,859,507	387,849	2,529,383	1,698,399

Off-balance sheet contingencies
Confirmed letters of credit	96,421	161,095	20,896	—	—	278,412
Stand-by letters of credit and guarantees	215,543	213,837	276,340	111,735	—	817,455
Loans and letter of credit commitments	150,984	68,444	165,486	371,823	33,571	790,308
Total	462,948	443,376	462,722	483,558	33,571	1,886,175
Total net position	(2,390,387)	(7,468)	310,836	2,375,949	354,278	643,208

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,906,085	18,379	—	—	—	1,924,464	1,923,731
Securities	103,225	134,775	203,340	1,079,046	31,792	1,552,178	1,428,990
Loans	2,711,751	1,651,349	2,003,457	3,417,682	331,015	10,115,254	9,141,668
Customers' liabilities under acceptances	102,576	36,206	22,815	—	—	161,597	161,597
Trading derivative financial instruments - assets	—	—	—	—	1,569	1,569	1,569
Hedging derivative financial instruments - assets	7,989	189	3,685	54,654	3,320	69,837	69,837
Total	4,831,626	1,840,898	2,233,297	4,551,382	367,696	13,824,899	12,727,392

Liabilities
Customer deposits	(5,153,930)	(745,511)	(503,687)	(263,845)	—	(6,666,973)	(6,640,290)
Securities sold under repurchase agreements	(7,800)	(68,015)	(58,631)	—	—	(134,446)	(130,509)
Borrowings and debt	(1,093,223)	(550,119)	(447,676)	(2,246,182)	(49,796)	(4,386,996)	(4,030,389)
Lease liabilities	(361)	(363)	(737)	(6,096)	(10,872)	(18,429)	(18,429)
Acceptances outstanding	(102,576)	(36,206)	(22,815)	—	—	(161,597)	(161,597)
Trading derivative financial instruments - liabilities	—	—	—	—	(433)	(433)	(433)
Hedging derivative financial instruments - liabilities	(7,888)	—	(16,755)	(37,459)	(404)	(62,506)	(62,506)
Total	(6,365,778)	(1,400,214)	(1,050,301)	(2,553,582)	(61,505)	(11,431,380)	(11,044,153)

Subtotal net position	(1,534,152)	440,684	1,182,996	1,997,800	306,191	2,393,519	1,683,239

Off-balance sheet contingencies
Confirmed letters of credit	141,926	74,009	24,185	—	—	240,120
Stand-by letters of credit and guarantees	301,972	169,182	255,763	109,517	—	836,434
Loans and letter of credit commitments	59,206	139,204	134,631	397,491	33,571	764,103
Total	503,104	382,395	414,579	507,008	33,571	1,840,657
Total net position	(2,037,256)	58,289	768,417	1,490,792	272,620	552,862

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.
The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	March 31, 2026		December 31, 2025
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,597,260	1,597,260	1,734,177	1,734,177
Cash and balances with other bank (1)	341,755	341,755	108,031	108,031
Total Liquidity reserves	1,939,015	1,939,015	1,842,208	1,842,208
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	March 31, 2026		December 31, 2025
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	76,507	1,939,015	80,954	1,842,208
Notional of investment securities	596,636	1,096,930	510,029	929,898
Loans at amortized cost - outstanding principal balance	—	9,465,094	—	9,104,725
Total	673,143	12,501,039	590,983	11,876,831

The total financial assets recognized in the condensed consolidated statement of financial position that had been pledged as collateral for liabilities as of March 31, 2026 and December 31, 2025 are show in the table above.
The Bank manages market risk by considering the consolidated financial situation of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	March 31, 2026
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	2,004,373	5,000	—	—	—	6,148	2,015,521
Securities - principal	459,628	67,719	304,234	817,283	24,705	—	1,673,569
Loans - principal balance	6,550,908	2,024,147	794,303	321,850	5,058	—	9,696,266
Total	9,014,909	2,096,866	1,098,537	1,139,133	29,763	6,148	13,385,356

Liabilities
Customer deposits	(5,950,367)	(611,979)	(685,276)	(58,447)	—	(564)	(7,306,633)
Securities sold under repurchase agreements	(191,938)	(35,375)	(16,650)	—	—	—	(243,963)
Borrowings and debt	(2,670,038)	(885,665)	(69,196)	(431,414)	—	—	(4,056,313)
Total	(8,812,343)	(1,533,019)	(771,122)	(489,861)	—	(564)	(11,606,909)

Net effect of derivative financial instruments held
for interest risk management	1,604	(62)	(557)	10,042	—	—	11,027
Total interest rate sensitivity	204,170	563,785	326,858	659,314	29,763	5,584	1,789,474

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,890,450	18,000	—	—	—	14,712	1,923,162
Securities - principal	268,495	132,025	195,048	797,495	21,571	—	1,414,634
Loans - principal balance	5,441,055	2,170,978	1,263,048	301,109	5,111	—	9,181,301
Total	7,600,000	2,321,003	1,458,096	1,098,604	26,682	14,712	12,519,097

Liabilities
Customer deposits	(5,136,030)	(792,898)	(426,691)	(244,735)	—	(3,862)	(6,604,216)
Securities sold under repurchase agreements	(129,698)	—	—	—	—	—	(129,698)
Borrowings and debt	(2,794,546)	(674,844)	(106,834)	(416,874)	—	—	(3,993,098)
Total	(8,060,274)	(1,467,742)	(533,525)	(661,609)	—	(3,862)	(10,727,012)

Net effect of derivative financial instruments held
for interest risk management	5,138	371	(1,041)	4,043	—	—	8,511
Total interest rate sensitivity	(455,136)	853,632	923,530	441,038	26,682	10,850	1,800,596

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)
C.Market risk (continued)

Interest rate risk management is complemented by monitoring the sensitivity of the Bank´s financial assets and liabilities, considering several standard interest rate scenarios. The standard scenarios considered monthly include a parallel decline or increase of 50bps, 100bps, and 200 bps across all yield curves, which are evaluated based on market behavior.

The Bank performs a sensitivity analysis of the most likely increase or decrease in market interest rates at the reporting date, assuming non-asymmetric movements in the yield curves and a constant financial situation to assess the effect on profit or loss.

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
March 31, 2026	+50 bps	2,658	5,673	(10,303)
	-50 bps	(3,590)	(5,783)	10,434

December 31, 2025	+50 bps	1,592	5,215	(9,823)
	-50 bps	(1,773)	(5,320)	9,911

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	March 31, 2026
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.19	1.15	158.86	3,676.47	17.95
Assets
Cash and due from banks	67	13,619	8	62	3,988	64	17,808
Loans	—	26,554	—	—	452,294	26,929	505,777
Total	67	40,173	8	62	456,282	26,993	523,585

Liabilities

Customer deposits	—	(13,854)	—	—	—	—	(13,854)
Borrowings and debt	—	(26,074)	—	—	(455,878)	(26,929)	(508,881)
Total	—	(39,928)	—	—	(455,878)	(26,929)	(522,735)

Net currency position	67	245	8	62	404	64	850

	December 31, 2025
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.49	1.17	156.74	3,773.58	18.01
Assets
Cash and due from banks	60	1,847	8	50	2,309	80	4,354
Loans	—	27,472	—	—	415,704	25,175	468,351
Total	60	29,319	8	50	418,013	25,255	472,705

Liabilities
Borrowings and debt	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)
Total	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)

Net currency position	60	409	8	50	60	80	667
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the condensed consolidated statement of financial position using the fair value hierarchy are described below:

	March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets
Loans at FVOCI	—	232,755	—	232,755
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	148,026	—	148,026
Securities at FVOCI - Sovereign debt	—	138,424	—	138,424
Total securities and other financial assets	—	519,205	—	519,205

Derivative financial instruments - assets:
For trading:
Interest rate swaps	—	2,427	—	2,427
Foreign exchange forwards	—	4	—	4
For hedging:
Interest rate swaps	—	14,437	—	14,437
Cross-currency swaps	—	43,160	—	43,160
Foreign exchange forwards	—	47	—	47
Total derivative financial instrument assets	—	60,075	—	60,075
Total assets at fair value	—	579,280	—	579,280

Liabilities
Derivative financial instruments - liabilities:
For trading:
Interest rate swaps	—	(1,033)	—	(1,033)
For hedging:
Interest rate swaps	—	(3,557)	—	(3,557)
Cross-currency swaps	—	(44,458)	—	(44,458)
Total derivative financial instruments - liabilities	—	(49,048)	—	(49,048)
Total liabilities at fair value	—	(49,048)	—	(49,048)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

A.Recurring fair value measurements (continued)

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Loans at FVOCI	—	77,240	—	77,240
Securities at FVOCI - Corporate debt	—	69,476	—	69,476
Total securities and other financial assets	—	146,716	—	146,716

Derivative financial instruments - assets:
For trading:
Interest rate swaps	—	1,569	—	1,569
For hedging:
Interest rate swaps	—	26,075	—	26,075
Cross-currency swaps	—	43,762	—	43,762
Total derivative financial instrument assets	—	71,406	—	71,406
Total assets at fair value	—	218,122	—	218,122

Liabilities
Derivative financial instruments - liabilities:
For trading:
Interest rate swaps	—	(433)	—	(433)
For hedging:
Interest rate swaps	—	(5,435)	—	(5,435)
Cross-currency swaps	—	(57,027)	—	(57,027)
Foreign exchange forwards	—	(44)	—	(44)
Total derivative financial instruments - liabilities	—	(62,939)	—	(62,939)
Total liabilities at fair value	—	(62,939)	—	(62,939)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	March 31, 2026
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	2,016,428	2,016,428	—	2,016,428	—
Securities at amortized cost (1)	1,403,902	1,408,581	—	1,408,581	—
Loans at amortized cost (2)	9,450,338	9,718,515	—	9,718,515	—
Customers' liabilities under acceptances	230,591	230,591	—	230,591	—

Liabilities
Customer deposits	7,347,763	7,347,763	—	7,347,763	—
Securities sold under repurchase agreements	245,880	245,880	—	245,880	—
Borrowings and debt, net	4,090,790	4,121,901	—	4,121,901	—
Acceptances outstanding	230,591	230,591	—	230,591	—

	December 31, 2025
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,923,731	1,923,731	—	1,923,731	—
Securities at amortized cost (1)	1,359,514	1,375,788	—	1,375,788	—
Loans at amortized cost (2)	9,064,428	9,319,038	—	9,319,038	—
Customers' liabilities under acceptances	161,597	161,597	—	161,597	—

Liabilities
Customer deposits	6,640,290	6,640,290	—	6,640,290	—
Securities sold under repurchase agreements	130,509	130,509	—	130,509	—
Borrowings and debt, net	4,030,389	4,071,789	—	4,071,789	—
Acceptances outstanding	161,597	161,597	—	161,597	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $13.5 million and the allowance for expected credit losses of $0.5 millions as of March 31, 2026 (accrued interest receivable of $14.8 millions and the allowance for expected credit losses of $1.0 millions as of December 31, 2025).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $115.2 million , the allowance for expected credit losses of $97.1 millions and unearned interest and deferred fees of $32.9 millions as of March 31, 2026 (accrued interest receivable of $87.8 millions, the allowance for expected credit losses of $93.8 millions and unearned interest and deferred fees of $34.3 millions as of December 31, 2025).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	March 31, 2026	December 31, 2025
Demand deposits (1)	1,850,161	1,767,208
Time deposits	88,854	75,000
Total cash and cash equivalent	1,939,015	1,842,208

Time deposits with original maturity over 90 days and other restricted and pledged deposits (2)	76,506	80,954
Total cash and due from bank	2,015,521	1,923,162

Interest receivable deposits	1,032	724
Total cash and due from banks and interest	2,016,553	1,923,886
Less: Allowance for credit losses	(125)	(155)
Total cash and due from banks, net	2,016,428	1,923,731

The following table presents the pledged and restricted deposits classified by country risk:

	March 31,
	March 31, 2026	December 31, 2025
Country:
Chile(2)	28,000	28,000
Germany	11,513	12,114
Japan	9,000	15,860
Netherlands	3,540	—
Panama	1,600	1,600
Spain	476	—
United Kingdom	957	—
United States of America(2)	21,420	23,380
Total	76,506	80,954

(1) Demand deposits includes $1,597 million (December 31, 2025: $1,734 million) at Federal Reserve of United States of America.
(2) As a March 31, 2026 restricted deposit of $28 million are included (2025: $28 million), with the New York State Department of Financial Services under March 1994 legislation.

The following table shows cash and deposits in local and foreign banks, based on the ratings assigned by the rating agencies:

	March 31, 2026	December 31, 2025
Credit rating:
Aaa-Aa3	1,837,889	1,739,387
A1-A3	97,335	94,735
Baa1-Baa3	79,164	77,952
Ba1-Ba3	164	200
Caa1-Caa3	44	75
No rating	925	10,813
	2,015,521	1,923,162

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investment securities

Securities are presented as follows:

March 31, 2026	Amortized cost	FVOCI (1)	Total
Principal	1,390,885	282,684	1,673,569
Interest receivable	13,529	3,766	17,295
Gross amount	1,404,414	286,450	1,690,864
Allowance (1)	(512)	—	(512)
Total	1,403,902	286,450	1,690,352

December 31, 2025	Amortized cost	FVOCI (1)	Total
Principal	1,345,742	68,892	1,414,634
Interest receivable	14,755	584	15,339
Gross amount	1,360,497	69,476	1,429,973
Allowance (1)	(983)	—	(983)
Total	1,359,514	69,476	1,428,990

(1)As of March 31, 2026 and December 31, 2025, the allowance for credit losses on securities at FVOCI for $788 thousand and $16 thousand, respectively, is included in equity within Other comprehensive income in the condensed consolidated statement of financial position.

Securities by contractual maturity are shown in the following table:

March 31, 2026	Amortized cost	FVOCI	Total
Due within 1 year	497,524	42,579	540,103
After 1 to 5 years	893,361	215,400	1,108,761
After 5 to 10 years	—	24,705	24,705
Balance - principal	1,390,885	282,684	1,673,569

December 31, 2025	Amortized cost	FVOCI	Total
Due within 1 year	372,910	55,540	428,450
After 1 to 5 years	951,261	13,352	964,613
After 5 to 10 years	21,571	—	21,571
Balance - principal	1,345,742	68,892	1,414,634

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	March 31, 2026	December 31, 2025
Securities pledged to secure repurchase transactions	271,002	147,480

Securities sold under repurchase agreements	(245,880)	(130,509)
As of March 31, 2026, sales of $10 millions were executed for investments that have experienced a significant increase in credit risk.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

March 31, 2026	Amortized cost	FVOCI (1)	Total
Loans - principal balance	9,465,094	231,172	9,696,266
Interest receivable	115,230	2,334	117,564
Unearned interest and deferred fees	(32,862)	(751)	(33,613)
Gross balance	9,547,462	232,755	9,780,217
Allowance for credit losses	(97,124)	—	(97,124)
Loans, net	9,450,338	232,755	9,683,093

December 31, 2025	Amortized cost	FVOCI (1)	Total
Loans - principal balance	9,104,725	76,576	9,181,301
Interest receivable	87,837	982	88,819
Unearned interest and deferred fees	(34,326)	(318)	(34,644)
Gross balance	9,158,236	77,240	9,235,476
Allowance for credit losses	(93,808)	—	(93,808)
Loans, net	9,064,428	77,240	9,141,668
(1)As of March 31, 2026, the allowance for credit losses of loans at FVOCI for $909 thousand are included in equity in the condensed consolidated statement of financial position in the line Other comprehensive income.
As of March 31, 2026, the Bank does not maintain loan sales.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2026	December 31, 2025
Fixed interest rate	5,297,959	5,065,160
Floating interest rates	4,482,258	4,170,316
Total	9,780,217	9,235,476
As of March 31, 2026, 78% (December 31, 2025: 70%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 4.22% to 16.28% (December 31, 2025: 3.70% to16.28%).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	March 31, 2026	December 31, 2025
Documentary letters of credit	278,412	240,120
Stand-by letters of credit and guarantees - commercial risk	817,455	836,434
Loans Commitments	752,860	720,435
Letters of credit Commitments	37,448	43,668
Total	1,886,175	1,840,657

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	March 31, 2026	December 31, 2025
Up to 1 year	1,425,623	1,331,002
From 1 to 2 years	180,765	213,223
Over 2 to 5 years	246,216	262,861
More than 5 years	33,571	33,571
Total	1,886,175	1,840,657

9.(Loss) gain on financial instruments, net

The amounts that were recognized in the condensed consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	March 31,
	2026	2025
Realized (loss) gain on sale of financial instruments
Investment Securities
At amortized cost	—	(452)
At fair value through other comprehensive income	—	87
Customer derivatives
Realized gain on intermediary derivatives	21	—
Other financial instruments
(Loss) gain on derivative financial instruments and foreign currency exchange, net	(612)	1,902
Total realized (loss) gain on financial instruments	(591)	1,537

Unrealized gain on financial instruments
Intermediary derivatives	257	23
Other trading financial instruments	4	424
Total unrealized gain on financial instruments	261	447

Total (loss) gain on financial instruments, net	(330)	1,984

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

A.Trading derivative financial instruments

The following table details quantitative information on the notional amount and carrying amount of trading derivative instruments:

	March 31, 2026
	Notional amount	Carrying amount of trading derivative
		Asset	Liability

Interest Rate Swap	531,716	2,427	(1,033)
Forward contract	484	4	—
	532,200	2,431	(1,033)

	December 31, 2025
	Notional amount	Carrying amount of trading derivative
		Asset	Liability

Interest Rate Swap	536,716	1,569	(433)
	536,716	1,569	(433)

	March 31, 2026
	Forward contract	Interest rate swap	Total
Up to 1 year	484	—	484
Over 2 to 5 years	—	281,716	281,716
More than 5 years	—	250,000	250,000
Total	484	531,716	532,200

	December 31, 2025
	Interest rate swap	Total

Over 2 to 5 years	286,716	286,716
More than 5 years	250,000	250,000
Total	536,716	536,716

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments (continued)
B.Hedging derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	March 31, 2026
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	3,704,626	14,436	(3,557)
Interest rate and foreign exchange risk
Fair value hedges	203,221	11,199	(10,440)
Cash flow hedges	1,181,770	31,962	(34,018)
Foreign exchange risk
Cash flow hedges	36,295	47	—
	5,125,912	57,644	(48,015)

	December 31, 2025
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,217,765	26,075	(5,435)
Interest rate and foreign exchange risk
Fair value hedges	204,032	13,012	(9,730)
Cash flow hedges	1,113,263	30,750	(47,297)
Foreign exchange risk
Cash flow hedges	7,039	—	(44)
	2,542,099	69,837	(62,506)
(1)Included in the condensed consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)At March 31, 2026 the notional amounts of derivative financial instruments include $1,234.5 million (December 31, 2025: $639.6 million) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $1,217.4 million (December 31, 2025: $307.8 million at).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2026
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(456)	195	28
Securities at amortized cost	295,261	509	(2,353)	2,096	(883)
Customer deposits	60,000	153	—	(158)	12
Repurchase agreements	60,485	521	(747)	(67)	41
Borrowings and debt	3,263,881	13,253	(2)	(4,458)	(322)
Interest rate and foreign exchange risk
Loans	11,126	—	(741)	(67)	(43)
Borrowings and debt	192,094	11,199	(9,698)	(702)	441
Total	3,907,847	25,635	(13,997)	(3,161)	(726)

	December 31, 2025
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(644)	(636)	(29)
Securities at amortized cost	164,600	—	(4,383)	(2,932)	655
Customer deposits	60,000	270	—	384	(7)
Repurchase agreements	60,485	147	(395)	9	(65)
Borrowings and debt	907,680	25,658	(13)	14,279	263
Interest rate and foreign exchange risk
Loans	11,938	—	(742)	(648)	74
Borrowings and debt	192,094	13,012	(8,988)	16,553	(431)
Total	1,421,797	39,087	(15,165)	27,009	460

(1)Included in the condensed consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)Included in the condensed consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2026
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,761	—	Loans, net	440	(167)
Securities at amortized cost	299,897	—	Securities, net	608	(2,979)
Customer deposits	—	(61,071)	Demand deposits	(102)	170
Repurchase agreements	—	(61,362)	Securities sold under repurchase agreements	(61)	108
Borrowings and debt	—	(292,132)	Borrowings and debt, net	(6,027)	4,136
Interest rate and foreign exchange risk
Loans	11,253	—	Loans, net	746	24
Borrowings and debt	—	(193,809)	Borrowings and debt, net	(1,526)	1,143
Total	336,911	(608,374)		(5,922)	2,435

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,938	—	Loans, net	607	607
Securities at amortized cost	169,643	—	Securities, net	3,587	3,587
Customer deposits	—	(60,477)	Demand deposits	(273)	(391)
Repurchase agreements	—	(61,027)	Securities sold under repurchase agreements	(168)	(74)
Borrowings and debt	—	(301,065)	Borrowings and debt, net	(10,171)	(14,016)
Interest rate and foreign exchange risk
Loans	12,117	—	Loans, net	722	722
Borrowings and debt	—	(196,801)	Borrowings and debt, net	(2,669)	(16,984)
Total	207,698	(619,370)		(8,365)	(26,549)

(1)Included in the condensed consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	March 31, 2026
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	469,462	33,385	502,847
From 1 to 2 years	2,758,764	108,674	2,867,438
Over 2 to 5 years	447,132	51,037	498,169
More than 5 years	29,268	10,125	39,393
Total	3,704,626	203,221	3,907,847

	December 31, 2025
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	374,769	19,882	394,651
From 1 to 2 years	298,293	122,176	420,469
Over 2 to 5 years	515,435	51,849	567,284
More than 5 years	29,268	10,125	39,393
Total	1,217,765	204,032	1,421,797

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	March 31, 2026
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	28	—	28
Securities at amortized cost	(883)	—	(883)
Customer deposits	11	—	11
Repurchase agreements	41	—	41
Borrowings and debt	(324)	2	(322)
Interest rate and foreign exchange risk
Loans	(43)	—	(43)
Borrowings and debt	442	—	442
Total	(728)	2	(726)

	March 31, 2025
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(31)	—	(31)
Securities at amortized cost	493	—	493
Customer deposits	2	134	136
Repurchase agreements	(6)	(28)	(34)
Borrowings and debt	(174)	—	(174)
Interest rate and foreign exchange risk
Borrowings and debt	(193)	—	(193)
Total	91	106	197

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2026
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	9,828	—	(361)	(328)	(328)	—	—
Borrowings and debt	1,171,942	31,962	(33,657)	7,315	7,478	163	2
Foreign exchange risk
Loans	1,313	27	—	27	27	—	—
Borrowings and debt	34,982	20	—	—	—	—	—
Total	1,218,065	32,009	(34,018)	7,014	7,177	163	2

	December 31, 2025
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	20,658	—	(1,697)	(1,810)	(1,810)	—	(44)
Borrowings and debt	1,092,605	30,750	(45,600)	100,248	100,802	554	(466)
Foreign exchange risk
Loans	7,039	—	(44)	(44)	(44)	—	(278)
Total	1,120,302	30,750	(47,341)	98,394	98,948	554	(763)

(1) Included in the condensed consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2) Included in equity in the condensed consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the condensed consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the condensed consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	March 31, 2026
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	—	Borrowings and debt, net	—	(3,705)
Interest rate and foreign exchange risk
Loans	10,164	—	Loans, net	328	31
Borrowings and debt	—	(1,180,042)	Borrowings and debt, net	(7,315)	(2,654)
Foreign exchange risk
Loans	1,277	—	Loans, net	(27)	—
Borrowings and debt	—	(34,640)	Borrowings and debt, net	—	73
Total	11,441	(1,214,682)		(7,014)	(6,255)

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	21,191	—	Loans, net	1,810	61
Borrowings and debt	—	(1,101,787)	Borrowings and debt, net	(100,248)	(1,332)
Foreign exchange risk
Loans	7,077	—	Loans, net	44	(29)
Total	28,268	(1,101,787)		(98,394)	(1,300)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	March 31, 2026
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	36,295	477,858	514,153
From 1 to 2 years	—	79,382	79,382
Over 2 to 5 years	—	595,262	595,262
More than 5 years	—	29,268	29,268
Total	36,295	1,181,770	1,218,065

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2025
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	7,039	324,098	338,176
From 1 to 2 years	—	116,762	116,762
Over 2 to 5 years	—	643,135	643,135
More than 5 years	—	29,268	29,268
Total	7,039	1,113,263	1,127,341

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	March 31, 2026
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Borrowings and debt	163	2	165
Total	163	2	165

	March 31, 2025
	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	(2)	—	(2)
Borrowings and debt	537	162	699
Total	535	162	697

11.Other assets

Following is a summary of other assets:

	March 31, 2026	December 31, 2025
Accounts receivable	3,957	5,480
Prepaid expenses	4,761	1,173
Prepaid fees and commissions	271	567
IT projects under development	10,292	9,755
Improvement project under development	440	1,710
Severance fund	3,085	2,934
Other	4,738	6,965
Total	27,544	28,584

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Customer deposits

Following is a summary of customer deposits:

	March 31, 2026	December 31, 2025
Demand deposits	849,400	698,570
Time deposits	6,457,233	5,905,646
	7,306,633	6,604,216
Interest payable	41,130	36,074
Total	7,347,763	6,640,290

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Demand	849,400	698,570	849,400	698,570
Up to 1 month	3,272,327	3,110,156	2,435,967	2,033,327
From 1 to 3 months	1,769,109	1,331,165	1,356,333	1,291,076
From 3 to 6 months	611,979	732,639	1,411,574	1,420,130
From 6 month to 1 year	748,502	487,901	899,346	824,770
From 1 to 2 years	22,217	217,045	314,125	303,104
From 2 to 5 years	33,099	26,740	39,888	33,239
Total	7,306,633	6,604,216	7,306,633	6,604,216
The following table presents additional information regarding the Bank’s deposits:

	March 31, 2026	December 31, 2025
Aggregate amount of $100,000 or more	7,305,877	6,603,585
Aggregate amount of deposits in the New York Agency	2,080,096	1,891,001

	March 31,
	2026	2025
Interest expense on deposits made in the New York Agency	19,919	17,649

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.Securities sold under repurchase agreements
The following table details the financing under repurchase agreement:

	March 31, 2026	December 31, 2025
Financing transactions under repurchase agreements	243,963	129,698
Interest payable	1,917	811
Total financing under repurchase agreement	245,880	130,509

	March 31,
	2026	2025
Interest expense on financing contracts under repurchase agreement	1,640	2,401

Financing contracts under repurchase agreements generate interest range from 4.02% to 5.36% (December 31, 2025: 4.49% to 5.36% ) with several maturities up to October 16, 2026.
As indicated in Note 6, as of March 31, 2026, the repurchase agreements were secured by investments classified as amortized cost by the amount of $271 millions (December 31, 2025: $147 millions).
14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2026, the Bank was in compliance with all those covenants.

Carrying amount of borrowings and debt is detailed as follows:

	March 31, 2026
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,639,200	1,750	762,440	1,659,839	4,063,229
Transaction costs	—	(1)	(2,949)	(3,966)	(6,916)
Interest payable	12,635	17	4,359	17,466	34,477
	1,651,835	1,766	763,850	1,673,339	4,090,790

	December 31, 2025
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,508,959	1,750	757,775	1,732,286	4,000,770
Transaction costs	(48)	(2)	(2,952)	(4,670)	(7,672)
Interest payable	9,095	5	7,787	20,404	37,291
	1,518,006	1,753	762,610	1,748,020	4,030,389

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	March 31, 2026	December 31, 2025
Short-term borrowings:
At fixed interest rates	1,564,688	1,508,959
At floating interest rates	74,512	—
Principal	1,639,200	1,508,959
Less: Transaction costs	—	(48)
Interest payable	12,635	9,095
Total short-term borrowings, net	1,651,835	1,518,006

Short-term debt:
At fixed interest rates	1,750	1,750
Principal	1,750	1,750
Less: Transaction costs	(1)	(2)
Interest payable	17	5
Total short-term debt, net	1,766	1,753

Total short-term borrowings and debt	1,653,601	1,519,759

Range of fixed interest rates on borrowings and debt in U.S. dollars	3.75% to 4.65%	3.75% to 4.77%
Range of fixed interest rates on borrowings in Mexican pesos	7.30% to 7.65%	7.68% to 7.72%
Range of floating interest rates on borrowings and debt in Mexican pesos	7.59% to 7.72%	—
Range of fixed interest rates on borrowings and debt in Euros	2.60% to 3.40%	2.52% to 2.63%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2026	December 31, 2025
US dollar	1,336,786	1,455,149
Mexican peso	243,455	26,650
Euros	60,709	28,910
Total	1,640,950	1,510,709

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	March 31, 2026	December 31, 2025
Long-term borrowings:
At fixed interest rates	59,907	64,244
At floating interest rates	702,533	693,531
Principal	762,440	757,775
Less: Transaction costs	(2,949)	(2,952)
Interest payable	4,359	7,787
Total long-term borrowings, net	763,850	762,610

Long-term debt:
At fixed interest rates	729,535	737,148
At floating interest rates	930,304	995,138
Principal	1,659,839	1,732,286
Less: Prepaid commissions	(3,966)	(4,670)
	17,466	20,404
Total long-term debt, net	1,673,339	1,748,020

Total long-term borrowings and debt, net	2,437,189	2,510,630

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.75% to 6.15%	4.75% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	4.77% to 5.63%	4.80% to 5.66%
Range of fixed interest rates on borrowings and debt in Mexican pesos	9.20% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	7.36% to 8.33%	7.66% to 8.61%
Range of floating interest rates on borrowings and debt in Costa Rican colones	6.27%	6.28%
Range of fixed interest rates on debt in Japanese yens	1.10% to 2.28%	0.95% to 1.90%
Range of fixed interest rates on debt in Euros	0.90% to 3.16%	0.90% to 3.16%
Range of fixed interest rates on debt in Australian dollars	6.81%	6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Peruvian sol	7.00%	7.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	March 31, 2026	December 31, 2025
US dollar	821,210	786,949
Mexican peso	1,374,127	1,480,905
Japanese yen	129,547	125,167
Euro	28,780	29,326
Peruvian soles	27,025	27,961
Australian dollar	9,766	9,599
Sterling pound	4,895	4,979
Costa Rican colones	26,929	25,175
Carrying amount - principal	2,422,279	2,490,061
Future payments of long-term borrowings and debt outstanding as of March 31, 2026, are as follows:

Year	Outstanding
2026	278,694
2027	892,401
2028	879,148
2029	309,838
2030	19,000
2031	33,432
2034	9,766
Carrying amount - principal	2,422,279

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed condensed consolidated statement of cash flows:

	2026	2025
Balance as of January 1,	4,030,389	4,352,316
Monetary transactions:
Net decrease in short-term borrowings and debt	132,499	(423,544)
Proceeds from long-term borrowings and debt	71,686	64,394
Payments of long-term borrowings and debt	(144,871)	(34,076)
Non-monetary transactions:
Change in foreign currency rates	5,345	37,508
Fair value adjustment due to hedge accounting relationship	(1,800)	6,892
Other adjustments	711	1,052
Liability-related
Interest expense	54,961	73,625
Interest payable	(58,130)	(68,020)
Balance as of March 31,	4,090,790	4,010,147

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	March 31, 2026	December 31, 2025
Up to 1 year	2,125	2,126
From 1 to 5 years	8,083	8,134
After 5 to 10 years	11,699	12,179
Total undiscounted lease liabilities	21,907	22,439

Short-term	1,475	1,461
Long-term	16,593	16,968
Total lease liabilities included in the condensed condensed consolidated statement of financial position	18,068	18,429
Amounts recognized in the condensed condensed consolidated statement of cash flows:

	March 31,
	2026	2025
Payments of lease liabilities	357	244
Amounts recognized in condensed condensed consolidated statement of profit or loss:

	March 31,
	2026	2025
Interest on lease liabilities	(172)	(182)

16. Other liabilities

Following is a summary of other liabilities:

	March 31, 2026	December 31, 2025
Accruals and other accumulated expenses	18,895	26,901
Accounts payable	7,514	8,751
Unearned commissions	9,658	15,628
Others	83	83
Total	36,150	51,363

17. Dividends and coupon

The following imports were recognized as dividends to equity holders:

	March 31,
	2026	2025
Dividends per ordinary share	25,807	23,222
Coupons payable on other equity instruments	7,500	—
Total	33,307	23,222
At the Board of Directors’ meeting held on February 10, 2026, the payment of the first coupon on the Bank’s Additional Tier 1 (AT1) capital instruments was approved, which was paid on March 18, 2026.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	March 31,
	2026	2025
(Thousands of U.S. dollars)
Profit for the period	56,355	51,732
Coupons payable on other equity instruments	(7,500)	—
Profit for the period attributable to holders oof ordinary shares	48,855	51,732

(U.S. dollars)
Basic earnings per share	1.31	1.40

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	37,387	36,941

19.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	March 31,
	2026	2025
Structured services	3,123	2,389
Letters of credit and guarantees	7,295	6,710
Credit commitments	3,595	1,397
Other commissions	405	434
Total fee and commission income	14,418	10,930
Fees and commission expense	(1,288)	(347)
Total	13,130	10,583
The following table present information the unearned commission that is expected to be recognized on the existing contracts:

March 31, 2026
Up to 1 year	11,090
From 1 to 2 years	1,017
More than 2 years	1,484
Total	13,591

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	March 31, 2026
	Commercial	Treasury	Total
Interest income	155,781	30,167	185,948
Interest expense	(138)	(115,604)	(115,742)
Inter-segment net interest income	(93,367)	93,367	—
Net interest income	62,276	7,930	70,206
Other income (expense), net	13,407	(513)	12,894
Total income	75,683	7,417	83,100

Provision for credit losses	(5,239)	505	(4,734)
Operating expenses	(17,380)	(4,631)	(22,011)
Segment profit	53,064	3,291	56,355

Segment assets	10,172,721	3,538,876	13,711,597
Segment liabilities	257,881	11,737,095	11,994,976

	March 31, 2025
	Commercial	Treasury	Total
Interest income	158,262	31,158	189,420
Interest expense	(146)	(124,018)	(124,164)
Inter-segment net interest income	(99,087)	99,087	—
Net interest income	59,029	6,227	65,256
Other income (expense), net	10,881	1,812	12,693
Total income	69,910	8,039	77,949

Provision for credit losses	(5,075)	(141)	(5,216)
Operating expenses	(16,921)	(4,080)	(21,001)
Segment profit	47,914	3,818	51,732

Segment assets	9,166,885	3,210,260	12,377,145
Segment liabilities	463,622	10,519,897	10,983,519

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	March 31,
	2026	2025
Profit for the period	56,355	51,732

Assets:
Assets from reportable segments	13,711,597	12,377,145
Other assets - unallocated	27,544	17,713
Total	13,739,141	12,394,858

Liabilities:
Liabilities from reportable segments	11,994,976	10,983,519
Other liabilities - unallocated	36,150	40,667
Total	12,031,126	11,024,186

21.Related party transactions

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	March 31,
	2026	2025
Expenses:
Compensation costs to directors	780	598
Compensation costs to executives	5,855	3,560
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.

22.Litigation

As of March 31, 2026, the Bank is involved in a legal proceeding in which a payment of approximately $ 3.5 million is being claimed. Such proceeding is ongoing and had not been resolved as of the date of these consolidated financial statements. Based on management’s assessment and the opinion of external legal counsel, it is not considered probable that the resolution of this proceeding will result in an outflow of economic resources for the Bank. Accordingly, no provision has been recognized in the consolidated financial statements in respect of this matter.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23. Applicable laws and regulations
Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the SBP has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.
As of March 31, 2026, and December 31, 2025, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of March 31, 2026 was 143.8% (December 31, 2025: 159.3%).

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)

The liquidity index reported by the Bank to the regulator as of March 31, 2026 was 46.5% (December 31, 2025: 60.7%).
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. The Bank's capital, in accordance with current banking regulations, is separated into Ordinary Primary Capital: which consists of paid-in capital in shares, excess paid-in capital, declared reserves, retained earnings, minority interest shares and other accumulated comprehensive income items, less regulatory adjustments; and Additional Primary Capital: which consists of instruments issued by the Bank or consolidated subsidiaries that meet the requirements for inclusion, issue premiums, less regulatory adjustments applicable to additional primary capital.
As of March 31, 2026, the capital adequacy index may not be less, at any time, than 9.25% (including the capital conservation buffer of 1.25% required for 2025, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5.75% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 7.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Agreement No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Agreement, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.
The information corresponding to the total capital adequacy index is as follows:

	March 31, 2026	December 31, 2025
Ordinary primary capital, net of adjustments	1,342,549	1,322,970
Capital funds	1,699,996	1,675,484
Risk-weighted assets	11,592,040	10,822,730
Ordinary capital index	11.6%	12.2%
Ordinary capital total	13.4%	14.1%
Capital adequacy index	14.7%	15.5%

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the condensed consolidated statement of financial position as established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the Bank’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	March 31, 2026	December 31, 2025
Ordinary capital	1,342,549	1,322,970
Non-risk-weighted assets	14,272,650	13,402,426
Leverage ratio	9.4%	9.9%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the prudential standards of the SBP:

	March 31, 2026	December 31, 2025
Dynamic asset reserve	159,471	154,538
Regulatory reserve for individual credits	4,475	4,555
Total regulatory reserves	163,946	159,093
Credit risk coverage - dynamic provision
The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23. Applicable laws and regulations (continued)
The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP. This allocation is restricted for dividend distribution purposes.
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Rule No. 11-2019, amended by Rule No. 4-2013, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Rule No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $4,475 million as of March 31, 2026 (December 31, 2025: $4,555 million).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

Specific provisions
SBP Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific credit provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.
Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.
If there is an excess in the specific credit provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	March 31, 2026
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	6,725,225	136,785	—	26,933	11,775	6,900,718
Financial institutions:
Private	2,296,171	—	—	—	—	2,296,171
State-owned	152,917	—	—	—	—	152,917
	2,449,088	—	—	—	—	2,449,088
Sovereign	115,288	—	—	—	—	115,288
Total	9,289,601	136,785	—	26,933	11,775	9,465,094

Loans at FVOCI
Corporations	197,135	—	—	—	—	197,135
Financial institutions:
Private	29,086	—	—	—	—	29,086
State-owned	4,951	—	—	—	—	4,951
Total	34,037	—	—	—	—	34,037
Sovereign	—	—	—	—	—	—
Total	231,172	—	—	—	—	231,172

Total loans	9,520,773	136,785	—	26,933	11,775	9,696,266

Specific Provision	—	27,357	—	21,546	7,300	56,203

Allowance for loan
losses under IFRS (*):	30,602	38,256	—	20,286	8,889	98,033

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	6,195,013	101,333	—	26,933	11,775	6,335,054
Financial institutions:
Private	2,401,466	—	—	—	—	2,401,466
State-owned	250,036	—	—	—	—	250,036
	2,651,502	—	—	—	—	2,651,502
Sovereign	118,169	—	—	—	—	118,169
Total	8,964,684	101,333	—	26,933	11,775	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	—	—	52,261
Financial institutions:
Private	19,363	—	—	—	—	19,363
State-owned	4,952	—	—	—	—	4,952
	24,315	—	—	—	—	24,315
Total	76,576	—	—	—	—	76,576

Total loans	9,041,260	101,333	—	26,933	11,775	9,181,301

Specific Provision	—	20,267	—	21,546	7,220	49,033

Allowance for loan
losses under IFRS (*):	34,406	30,891	—	20,126	8,853	94,276

As of March 31, 2026 the restructured loans are $49.7 millions, (December 31, 2025: the restructured loans are for $51.2 million).
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts present more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	March 31, 2026
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	6,863,678	—	37,040	6,900,718
Financial institutions:
Private	2,296,171	—	—	2,296,171
State-owned	152,917	—	—	152,917
	2,449,088	—	—	2,449,088
Sovereign	115,288	—	—	115,288
Total	9,428,054	—	37,040	9,465,094

Loans at FVOCI
Corporations	197,135	—	—	197,135
Financial institutions:
Private	29,086	—	—	29,086
State-owned	4,951	—	—	4,951
Total	231,172	—	—	231,172

Total loans	9,659,226	—	37,040	9,696,266

	December 31, 2025
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	6,298,014	20,000	17,040	6,335,054
Financial institutions:
Private	2,401,466	—	—	2,401,466
State-owned	250,036	—	—	250,036
	2,651,502	—	—	2,651,502
Sovereign	118,169	—	—	118,169
Total	9,067,685	20,000	17,040	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	52,261
Financial institutions:
Private	19,363	—	—	19,363
State-owned	4,952	—	—	4,952
Total	76,576	—	—	76,576

Total loans	9,144,261	20,000	17,040	9,181,301

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)
In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	March 31, 2026
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	26,933	11,775	38,708
Total	—	—	—	26,933	11,775	38,708

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	26,933	11,775	38,708
Total	—	—	—	26,933	11,775	38,708

	March 31, 2026	December 31, 2025
Non-accruing loans:
Private corporations	38,708	38,708

Unrecognized interest on non-accrual loans	1,498	1,302
As of March 31, 2026, and December 31, 2025, there was no interest income collected on loans in non-accrual status.

24.Subsequent events
Dividends declared
At a meeting of the Board of Directors held on April 21, 2026, the Board approved the declaration of a quarterly cash dividend of US$0.6875 per common share, relating to the first quarter of 2026. The dividend will be paid on May 27, 2026 to holders of the Bank’s common shares of record as of May 8, 2026.